Exhibit 21.1

We currently conduct certain of our operations through subsidiaries.  The names and ownership structure of our subsidiaries is set forth in the below chart.

Name	Jurisdiction of Incorporation or Organization	Ownership Percentage

Accredited Members, Inc.	Colorado	100% by Accredited Members Holding Corporation

World Wide Premium Packers, Inc.	Colorado	100% by Accredited Members Holding Corporation